

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 13, 2022

Robert Gagnon
Chief Business and Financial Officer
Verastem, Inc.
117 Kendrick Street
Suite 500
Needham, MA 02494

      Re: Verastem, Inc.
          Form 10-K
          For the Year Ended 12/31/2021
          File No. 001-35403

Dear Mr. Gagnon:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Life Sciences